

ORRICK


03029861

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

August 29, 2003

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

SUPPL


SEC MAIL PROCESSING
RECEIVED
SEP - 5 2003
WASH., D.C. 186 SECTION

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release by Flughafen Wien A.G. dated August 28, 2003, which has been published by the Company since our last submission of August 21, 2003.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

J. Gäbel

Johannes K. Gäbel
U.S. Authorized Representative




PROCESSED
SEP 11 2003
THOMSON FINANCIAL

Enclosure

dlw 9/9

DOCSNY1:873244.1
13141-2 JG9

FILE NO.
82-3907

Press Information

Flughafen Wien Group
Above-average growth in traffic supports outstanding results for the first half-year

Vienna International Airport was able to recover faster than expected from the downturn in traffic caused by the war in Iraq and SARS, and also record above-average growth. According to Airport Council International (ACI) the number of passengers at major European airports rose by only 0.9% in the first half of 2003, while Vienna International Airport achieved an increase of 3.1% for this period.

During the first six months of 2003, turnover rose by 9.3%. Compared to the same period last year, profit declined by 16.3% to EUR 36.8 million. The settlement of pension claims in 2002 and the subsequent non-recurring reversal of EUR 19.9 million in pension provisions created a one-time effect last year. Without this non-recurring item, profit for the current period would have increased by 19.5%.

This information was presented by the Management Board of Flughafen Wien AG, Herbert **Kaufmann**, Gerhard **Schmid** and Kurt **Waniek**, at a press conference in Vienna on 28. August.

Consolidated Income Statement 01.01. – 30.6.2003

T€	1-6/2003	1-6/2002	Change
Turnover	**167,129.6**	**152,957.1**	**9.3%**
Other operating income	8,140.3	4,477.4	81.8%
Operating income	**175,269.9**	**157,434.4**	**11.3%**
Cost of materials and services	-10,754.9	-8,979.2	19.8%
Personnel expenses	-71,669.5	-47,577.4	50.6%
Amortisation of intangible assets and depreciation of fixed assets	-21,519.7	-21,024.3	2.4%
Other operating expenses	-19,795.1	-20,756.7	-4.6%
Income before interest and taxes (EBIT)	**51,530.8**	**59,096.9**	**-12.8%**
Income from investments, excl. associates at equity	-26.6	0.0	n.a.
Net financing costs	3,980.8	5,313.5	-25.1%
Other income from financing activities	708.0	1,067.8	-33.7%
Financial results, excl. associates at equity	4,662.2	6,381.3	-26.9%
Income from associates at equity	-421.9	0.0	n.a.
Financial results	**4,240.3**	**6,381.3**	**-33.6%**
Profit before tax (EBT)	**55,771.1**	**65,478.2**	**-14.8%**
Taxes on income	-18,885.7	-21,538.9	-12.3%
Minority interest	-88.9	-2.8	n.a.
Profit for the period	**36,796.5**	**43,936.4**	**-16.3%**
Earnings per share (in €)	1.75	2.09	-16.3%


Vienna
International
Airport

FILE NO.
82-3907

Press Information

Consolidated Income Statement 01.04. – 30.06.2003

T€	4-6/2003	4-6/2002	Change
Turnover	**85,765.4**	**82,345.2**	**4.2%**
Other operating income	6,366.2	2,104.6	202.5%
Operating income	**92,131.6**	**84,449.8**	**9.1%**
Cost of materials and services	-4,302.3	-4,399.1	-2.2%
Personnel expenses	-37,389.5	-35,723.5	4.7%
Amortisation of intangible assets and depreciation of fixed assets	-10,879.0	-10,723.4	1.5%
Other operating expenses	-11,477.3	-12,629.6	-9.1%
Income before interest and taxes (EBIT)	**28,083.5**	**20,974.3**	**33.9%**
Income from investments, excl. associates at equity	9.2	0.0	n.a.
Net financing costs	2,032.8	2,723.0	-25.3%
Other income from financing activities	708.0	-8.0	n.a.
Financial results, excl. associates at equity	2,750.0	2,715.0	1.3%
Income from associates at equity	15.1	0.0	n.a.
Financial results	**2,765.1**	**2,715.0**	**1.8%**
Profit before tax (EBT)	**30,848.6**	**23,689.3**	**30.2%**
Taxes on income	-10,512.0	-7,205.5	45.9%
Minority interest	5.2	-91.9	-105.6%
Profit for the period	**20,341.8**	**16,391.9**	**24.1%**
Earnings per share (in €)	0.97	0.78	24.4%

Segment Results in T€

T€	1-6/2003	1-6/2002	Change
Airport			
Segment turnover*	76,308.7	64,768.3	17.8%
Segment profit	36,693.3	31,531.0	16.4%
Handling			
Segment turnover*	52,408.3	50,158.2	4.5%
Segment profit	8,793.3	15,252.5	-42.3%
Non-Aviation			
Segment turnover*	38,282.1	37,926.9	0.9%
Segment profit	13,362.7	20,838.7	-35.9%

* external turnover


Vienna
International
Airport

Press Information

The Airport Segment turnover increased by 17.8% to EUR 76.3 million. This growth was supported by an increase in traffic during the first six months and start of operations with the new baggage reconciliation system. This project was realised in agreement with the airlines and will be charged through the passenger tariff. The Handling Segment recorded an increase of 4.5% in turnover to EUR 52.4 million, which was primarily driven by growth in single services (aircraft de-icing). Flight movements rose by 2.4% and cargo volumes increased by 12.5%, while average market share declined from 93.8% in the comparable prior year period to 91.8% for the first half of 2003.

The Non-Aviation Segment reported a 0.9% rise in turnover to EUR 38.3 million. This growth was a result of added revenue from the rental of the Cargo North facility as well as higher income from parking, security services, fuel sales, and the transportation of handicapped persons.

Earnings

Profit for the second quarter of 2003 increased by 24.1% versus the second quarter of 2002, to EUR 20.3 million. This growth was the result of a EUR 3.4 million rise in turnover (+ 4.2%) as well as the reversal of provisions, which were in part offset by a slight increase in operating expenses (+ 0.9%). Income before interest and taxes rose by 33.9% to EUR 28.1 million. Profit before tax increased by 30.2% from the comparative period to EUR 30.8 million. Earnings before interest and taxes (EBIT) declined by 12.8% to EUR 51.5 million in the first half of 2003 because of non-recurring items recorded in 2002. The EBIT margin of 29.4% reached the 2001 level, after an increase in 2002 that was caused by extraordinary income.

Financial results for the first half of the year declined by EUR 2.1 million to EUR 4.2 million. This decline resulted primarily from non-recurring income on the sale of financial assets in 2002, a reduction in net financing costs due to the lower level of interest rates on capital and money markets, and a reduction in investment volume.

Earnings before tax (EBT) therefore showed a decrease of 14.8% to EUR 55.8 million. The Flughafen Wien Group recorded a decline of 16.3% in net profit from the first half in 2002 to EUR 36.8 million. The settlement of pension claims in 2002 and a subsequent EUR 19.9 million reversal of provisions for pensions created a non-recurring effect. Without this non-recurring item, profit for the period would have increased by 19.5% because of the growth in turnover.

Financial, Asset and Capital Structure

Higher profit before tax, amortisation and depreciation – excluding the non-recurring impact from the partial non-cash reversal of provisions for pensions in 2002 – as well as a smaller decrease in accrued liabilities and lower income tax payments in 2003 supported a EUR 25.1 million growth in net cash flow from operating activities to EUR 62.1 million for the first half of 2003. Higher capital expenditure led to an EUR 8.1 million increase in cash outflows from investing activities to EUR -34.1 million.


VIE
Vienna
International
Airport

Press Information

Negative cash flow from financing activities in the first half of 2003 and 2002 resulted primarily from the distribution of dividends. Non-current assets increased by 1.7% to EUR 609.4 million as a result of capital expenditure. Investments in intangible assets and plant, property and equipment amounted to EUR 35.6 million for the first six months of 2003 (first six months of 2002: EUR 27.2 mill.). The sale of the holding in the Spanish CR Aeropuerto S.L. for EUR 1.4 million was the main cause for the decline in financial assets.

Current assets decreased by 7.5% to EUR 166.7 million from the level as of 31 December 2002. Cash and cash equivalents declined by EUR 16.9 million as a result of cash outflows totalling EUR 17.0 million (dividend payment: EUR 42.0 mill.). Equity declined by 1.0% to EUR 554.4 million. Net profit for the first half of 2003 equalled EUR 36.8 million, and the dividend distribution for 2002 amounted to EUR 42.0 million. The equity ratio was 71.4% (year-end 2002: 71.8%).

Non-current liabilities increased by 1.1% to EUR 104.4 million following the addition to provisions for employee-related expenses (severance compensation, pensions, service anniversary bonuses, part–time work for older employees). Current liabilities rose by a slight 0.9% to EUR 117.2 million.

Investments
Investments in intangible assets and property, plant and equipment rose by 30.9% to EUR 35.6 million for the first six months of 2003. Projects included planning for expansion of the Skylink Terminal and Office Park, drainage equipment for Runway 16/34, the construction of international bus gates, and purchases for the hold baggage screening system.

Segments

Airport
Turnover in the Airport Segment increased by 17.8% to EUR 76.3 million supported by higher traffic volume during the first six months of this year and an increase in passenger tariffs that will be used to finance the Baggage Reconciliation System. Segment earnings improved by 16.4% to EUR 36.7 million.

Handling
Turnover in the Handling Segment rose by 4.5% to EUR 52.4 million, primarily as a result of higher traffic and an increase in selected services (de-icing).

Flight movements show a decline in turnover with the Austrian Airlines Group, and growth with Lufthansa (DLH), Malaysian (MAS), air cargo companies, and especially the low-cost carriers. Contracts were concluded with all low-cost carriers new to Vienna: Air Berlin, Germanwings, Germania Express, and British Airways City Express. Average market share was 91.8% for the first six months of 2003 (first half of 2002: 93.8%). A clear plus was recorded in cargo turnover (cargo volume +12.5%, thereof trucking + 27.2 through relocation of the Lufthansa hub for Southeast Europe to Vienna). Segment earnings fell 42.3% to EUR 8.8 million because of the prior year cost reduction triggered by the particularly strong impact of the non-recurring reversal of pension provisions in this personnel-intensive area.


VIE
Vienna
International
Airport

Press Information

Non-Aviation
Turnover in the Non-Aviation Segment rose by 0.9% to EUR 38.3 million. Increases were recorded in Cargo North rentals, parking and VIAS security services, whereas declines were registered in telecommunications services and duty-free shops. The 35.9% drop in segment earnings to EUR 13.4 million is also a result of the prior year cost reduction triggered by the non-recurring reversal of pension provisions.

Outlook
The encouraging development of traffic in July 2003 – passengers + 6.0%, flight movements + 3.9% and maximum take-off weight + 3.3% – lead to expectations of a lasting recovery in air travel for Vienna International Airport.

During the first six months of 2003, 12 new destinations were added to Vienna's flight schedule. Donetsk, Lemberg and Podgorica extend the direct flight offering, which now includes a total of 40 major cities in the developing regions of Eastern and Southeast Europe.

Construction has started on the new air traffic control tower, which is scheduled for completion at the end of 2004 and has already been leased to Austro Control GmbH. Work has also commenced on the 26,000 m2-large Office Park. The new international bus gates will soon be completed, and will increase passenger capacity.

In addition, preparatory work for the City Airport Train (CAT) has entered the intensive stage. Starting in December 2003, the CAT will travel between Vienna's City Centre and Vienna International Airport in 16 minutes. The CAT will also offer passengers the opportunity to check in their baggage at the "Wien-Mitte" station.

All the above projects will lead to an improvement in our earning power.

For additional information contact:

Hans Mayer (+43-1-)7007-23000
Robert Dusek (+43-1-)7007-23126

17/03 ... M/MY ... 28. August 2003


VIE
Vienna
International
Airport